UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:  001-34468

CUSIP Number:  092847A20 0

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:     March 31, 2011

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

VITACOST.COM, INC.

Full Name of Registrant

Former Name if Applicable

5400 BROKEN SOUND BLVD., NW, SUITE 500

Address of Principal Executive Office (Street and Number)

BOCA RATON, FL  33487

City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously reported, Vitacost.com, Inc. (the “Company”) delayed the filing of its Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 (the “September 30, 2010 Form 10-Q”) pending the conclusion of an internal review into the methodologies and procedures used by the Company to calculate the value, for financial reporting purposes, of certain stock-based compensation grants and awards and the classification of certain non-cash expense items previously reported in the Company’s financial statements in connection therewith.  The internal review was conducted by the Audit Committee of the Board of Directors with the assistance of outside independent professional advisors and consultants.

During the course of the internal review, the Audit Committee and its advisors discovered certain defects in the Company’s corporate organizational and formation documents and certain corporate transactions that may not have been authorized in accordance with all requirements of applicable Delaware corporate law, including, without limitation, certain stock splits and stock option and other stock issuance transactions.  The Company is currently working to resolve these defects so that it may file its September 30, 2010 Form 10-Q, its Annual Report on Form 10-K for the period ended December 31, 2010 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 (the “March 31, 2011 Form 10-Q”) as soon as practicable.  The Company does not expect to file the March 31, 2011 Form 10-Q before the fifth calendar day following its original filing due date.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Stephen E. Markert, Jr.	(561)	982-4180
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).☐Yes       ☑No

Quarterly Report on Form 10-Q for the quarter ended September 30, 2010; Annual Report on Form 10-K for the period ended December 31, 2010

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☑ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is unable at this time to determine whether a restatement of previously reported financial statements will be required; however, if it is subsequently determined that a restatement is required, the Company presently believes that any such restatement would relate to the matters discussed in Part III of this Form 12b-25.

VITACOST.COM, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2011	By:	/s/ Stephen E. Markert, Jr.
Stephen E. Markert, Jr.
Interim Chief Financial Officer